THIRD SEVEN CAPITAL, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69032

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Third Seven Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

67 Holly Hill Lane, Suite 300C
_____
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Sakol	516 393 5618	Daniel.Sakol@jrsfinancialservices.com
(Name)	(Area Code — Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weisberg, Mole', Krantz & Goldfarb, LLP
_____
(Name — if individual, state last, first, and middle name)

185 Crossways Park Drive	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)
12-14-2004		2107	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Ledger_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Third Seven Capital LLC_____, as of December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO/CFO

Notary Public

02. 21. 20__

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THIRD SEVEN CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2024

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of
Third Seven Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Third Seven Capital, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weisberg, Molé, Krantz & Goldfarb, LLP

We have served as the Company's auditor since 2024.

Woodbury, New York
February 15, 2025

185 Crossways Park Drive, Woodbury, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com


THIRD SEVEN CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024


ASSETS

Cash	$	176,645
Accounts receivables		31,080
Due from Affiliate		181,544
Prepaid expenses and other current assets		83,577
Investments		7,774
Total assets	$	480,620

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable, accrued expenses and other liabilities	$	104,148
Commitments & contingencies-note 9		
Member's equity		376,472
Total liabilities and member's equity	$	480,620

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Third Seven Capital, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company was formed as a Delaware limited liability company. On June 19, 2017 the Company submitted a CMA to FINRA and the transaction was approved September 17, 2017. The firm conducts private placements of securities, offers advisory services and market research.

As of October 27, 2020, the Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

Leases
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The firm entered into a 2 year lease beginning December 1, 2024. The Company has a right of use asset in the amount of $45,191 which is included in prepaid expenses and other current assets on the statement of financial condition. The Company also has a right of use liability of $45,222, which is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition on December 31, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Leases (continued)

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available a commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Adoption of new accounting standards

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote '10', Reportable Segments.

3. REVENUE RECOGNITION

The Company records its advisory fees as they are earned based on the services provided or in the case of success fees, upon successful completion of the service or consummation of the related transaction.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

4. **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Aggregate indebtedness shall not exceed 15:1. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2024, the Company had net capital, as defined, of $ 144,813, which exceeded the required minimum net capital requirements of $5,000 by $139,813. Aggregate indebtedness totaled $58,925. The Company's percentage of aggregate indebtedness to net capital was 40.69%.

5. **POSSESSION OR CONTROL REQUIREMENTS**

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions and reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

6. **INCOME TAXES**

The Company changed its tax status from a partnership to a single member LLC in 2018. In as much as the Company now has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member, or members prior to the tax status change.

Effective January 1, 2009, the Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, Income Taxes (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. Income tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2019, 2020 and 2021 Federal, New York State, and New York City income tax returns of the single member or partnership are currently open for examination.

7. RELATED PARTY TRANSACTIONS

An affiliated company has agreed to make available to the Company certain facilities and provide for performance of certain services.

The Company has provided funding to a related party. This loan will be repaid as cash flow permits. The balance owed from the related party as of December 31, 2024, was $181,544.

8. CONCENTRATION OF CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2024, five customers accounted for 93% of the Company's revenue.

9. COMMITMENT AND CONTINGENCIES

The Company entered into a 2-year occupancy agreement for office space in Connecticut in December 2024. Occupancy expense for the year ended December 31, 2024, was $2,081.

The Company has also entered into a short-term based occupancy agreement for office space in Palm Beach Gardens, Florida. Occupancy expense for the year ended December 31, 2024, was $13,935.

The Company has also ended a short-term based occupancy agreement for office space in New York on November 30, 2024. Occupancy expense for the year ended December 31, 2024, was $16,450.

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company was involved in a routine FINRA audit in 2024 which resulted in a letter of caution and no further action. The firm is not involved in any other litigation or investigations in 2024.

10. REPORTABLE SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer. The firm conducts private placements of securities, offers advisory services and market research. The Company has identified its CEO as the chief operating decision maker ("CODM"). who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in the summary of significant accounting policies.

11. SUBSEQUENT EVENTS

Management has reviewed and evaluated all other potential impacts through the date the financial statements are available to be issued, and determined there are no other material events that would require disclosure in the Company's financial statements.